December 12, 2011
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-31-11

QUATERRA REPORTS ON EXPLORATION PLANNED FOR 2012
AND WORK DONE IN 2011

VANCOUVER, B.C. — Quaterra Resources Inc. today provided an update on its exploration activities planned for 2012 and on work done during 2011 on its portfolio of North American base and precious metals projects.

Currently, the Company’s efforts are focused on the Yerington copper district in Nevada and gold and silver in central Mexico. Other precious and base metal projects are largely operated by joint venture partners and require little or no funding.

The Company will complete several important milestones over the next four months including:

  Converting the historic copper resource in and around the Yerington pit into an NI43- 101-compliant resource to enable its use in mine planning.
  Updating the size and grade of the copper resource at the nearby MacArthur acid-soluble deposit which may enhance project economics.
  Concluding a preliminary economic assessment of MacArthur including initial metallurgical testing, resource estimates, mining method, mine plan, operating costs, capital spending and other financial metrics.
  Updating the resource at the Nieves silver project in central Mexico and completing a preliminary economic assessment of Nieves.
  Drill- testing a number of precious metals properties in central Mexican held under the investment framework agreement with Goldcorp Inc.

Also during 2012, Quaterra plans to initiate permitting at MacArthur; perform additional drilling at the Yerington site and commence a preliminary economic assessment; begin drilling the large Bear porphyry copper deposit north of the Yerington pit; evaluate the integration of MacArthur and Yerington into a comprehensive remediation and mine plan; continue land acquisition in the Yerington district; and explore opportunities to conclude deals involving some non-core assets.

“We believe our best strategy for 2012 is to concentrate on consolidating and moving our assets in the world-class Yerington copper district forward as fast as we can while paying close attention to the details associated with developing the properties,” says Quaterra President and CEO Thomas Patton.

“Our focus on precious metals in Mexico has both the potential to deliver a major discovery in a highly prospective gold and silver belt with a partner that can fund and build a mine, and to provide corporate funding through an arrangement involving our silver joint venture.”

In the past year, the Company made significant progress on many of its projects. Notable achievements for Quaterra in 2011 include:

  Drill results indicative of a possible significant gold discovery at the Herbert Glacier gold project in Alaska in which Quaterra holds a 35% interest with joint venture partner Grande Portage Resources Ltd.
  Increasing the size of the copper resource at its 100% -owned MacArthur acid-soluble project near Yerington, Nevada, and identifying a high-grade mineralized zone which may expand the mine plan and improve the economics of the project.
  The acquisition by its wholly-owned subsidiary, Singatse Peak Services, of assets centered around the old Yerington copper mine containing a historic resource in excess of four billion pounds of copper (please see important note on historic resource estimates below).
  Solidifying a dominant land position in the center of a prolific and expanding copper camp in the Yerington district.
  Hiring a highly qualified VP and General Manager, Steven Dischler, to move the Company’s Yerington district copper complex toward production.
  Commencing drilling to confirm the historic mineral resources in and around the Yerington pit.
  Expanding the silver resource at its 50/50 joint-ventured Nieves project in central Mexico.
  Completing a financing with Goldcorp to fund exploration on precious metal properties in central Mexico held under an investment framework agreement (IFA) with the gold- mining giant.
  Accelerating drilling at properties held under the Goldcorp IFA in central Mexico. Currently, four drill rigs are turning at Santo Domingo, Microondas, Onix and El Calvo.

“Despite achieving technical and corporate milestones during the year, the Company’s performance in the financial markets has been disappointing,” says Quaterra President and CEO Thomas Patton. “We want to assure our shareholders that we are working hard and systematically to move our high quality assets in North America forward and to add value, and that we have the cash in hand to do so. This is something we take very seriously.

“We are also mindful and appreciative of those shareholders who recently exercised warrants in a difficult market which provided the Company with additional working capital,” he says.

Conference call

Quaterra will host a conference call on Tuesday, December 13, 2011, at 1:30 pm Pacific Time (4:30 pm Eastern Time) to discuss the December 12, 2011, press release on its exploration activities planned for 2012 and on work done during 2011 on its portfolio of North American base and precious metals projects.

The Company will also answer questions at the end of the formal portion of the call. For toll free dial-in from Canada and U.S. please call 1-800-319-4610, from Vancouver call 604-638-5340 and from outside of Canada and the U.S. call 1-604-638-5340. Callers should dial in five to 10 minutes prior to the scheduled start time and simply ask to join the call.

A link to a playback of the call will be placed on the Company website after the call.

For more information, please contact:
Lauren Smith at 1-888-456-1112, 604-641-2746 or
email: info@quaterra.com

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton, President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Smith at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.